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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                  FARR COMPANY
                           (Name of Subject Company)

                                  FARR COMPANY
                       (Name of Person Filing Statement)

                         COMMON STOCK, $0.10 PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                           311648 109 (COMMON STOCK)
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                STEPHEN E. PEGG
                 SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                                  FARR COMPANY
                                2201 PARK PLACE
                              EL SEGUNDO, CA 90245
                                 (310) 727-6300
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notice and Communications on Behalf of the Person Filing Statement)

                                    COPY TO:

                           ROBERT K. MONTGOMERY, ESQ.
                          GIBSON, DUNN & CRUTCHER, LLP
                       2029 CENTURY PARK EAST, SUITE 4000
                             LOS ANGELES, CA 90067
                                 (310) 552-8500

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company is Farr Company, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2201 Park Place, El Segundo, CA 90245. The telephone number of the Company at its principal executive offices is (310) 727-6300.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Common Stock, par value $0.10 per share, of the Company (the "Common Stock") and the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 3, 1989, between the Company and Chase Mellon Shareholder Services, L.L.C. (successor rights agent to Security Pacific National Bank), as Rights Agent, as amended by the First Amendment thereto, dated as of March 23, 1999, and the Second Amendment thereto, dated as of March 26, 2000 (as amended, the "Rights Agreement"). As of
March 24, 2000, there were 7,294,519 shares of Common Stock outstanding and there were 697,200 shares of Common Stock reserved for issuance under then-current outstanding stock options pursuant to the Company's stock option and incentive plans.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSONS.

    The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

    This Statement relates to the tender offer by Ratos Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Forvaltnings AB Ratos (publ.), a Swedish corporation ("Parent"), to purchase all of the outstanding shares of Common Stock and the associated Rights (the shares of Common Stock together with any associated Rights are referred to in this Statement as the "Shares"), at a purchase price of $17.45 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 4, 2000, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and the Purchaser with the Securities and Exchange Commission (the "Commission") on April 4, 2000. The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of March 26, 2000, among Parent, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. As more fully described in Item 3 below, at the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Parent, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, which will be cancelled, and Shares, if any, held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive $17.45 in cash or any greater amount per Share paid pursuant to the Offer (the "Merger Consideration").

    The Schedule TO states that the principal executive offices of Purchaser and Parent are located at Drottninggatan 2, SE-111 96, Stockholm, Sweden (telephone number: +46-8-700-17-00).

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act (the "Information Statement") that is

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attached as Annex B to this Statement and is incorporated herein by reference.
Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Parent, the Purchaser or the their respective executive officers, directors or affiliates.


THE MERGER AGREEMENT


    The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 13, respectively, of the Offer to Purchase of Parent and the Purchaser, dated April 4, 2000 and filed as Exhibit (a)(1) to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.


EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS


    The Merger Agreement provides that each outstanding option (whether vested or unvested) to purchase shares of Common Stock granted under any stock option or compensation plan or arrangement of the Company or its subsidiaries (collectively, the "Company Option Plans") will be cancelled and only entitle each holder thereof, and each holder thereof shall receive from the surviving corporation in the Merger, an amount in cash equal to, for each share with respect to such option, the excess, if any, of the Offer Price over the per share exercise price under such option, subject to withholding as required pursuant to applicable tax laws.


    The purchase of Shares pursuant to the Offer will constitute a "change of control" for purposes of the change-of-control employment agreements that the Company has entered into with Messrs. Richard Larson, Steve Pegg, and John Vissers. If Messrs. Larson, Pegg and Vissers were to be terminated other than "for cause" or if they were to have "good reason" to terminate their employment under their agreements, the Company would be obligated to pay them severance benefits to which they are entitled under the above agreements. In such case, the severance amounts payable to these individuals, assuming the Merger occurs on June 1, 2000, would be: Mr. Larson, $434,582, Mr. Pegg $364,560 and Mr. Vissers, $250,272. If Messrs. Larson, Pegg or Vissers were to voluntarily terminate their employment with the Company, other than for "good reason," during the period between the six-month anniversary of the closing of the Offer and the one-year anniversary of the closing of the Offer, they would be entitled to receive from the Company as cash severance an amount equal to: Mr. Larson, $217,291, Mr. Pegg $182,280, and Mr. Vissers, $125,136. The severance amounts payable to the above individuals may be subject to adjustment per application of "excess parachute payment" regulations as defined in Section 280G of the Code pertaining to excise taxes.



    An Amended and Restated Employment Continuation Agreement was entered into as of March 27, 2000, effective as of the effective time of the Merger, by and between Mr. John C. Johnston and the Company. The terms of such Agreement are set forth in Section 11 of the Offer to Purchase and are incorporated herein by reference. A copy of such Agreement is attached as Exhibit (e)(5) hereto.


ITEM 4. THE SOLICITATION OR RECOMMENDATION.


RECOMMENDATION OF THE BOARD OF DIRECTORS



    The Board of Directors of the Company (the "Board" or the "Board of Directors"), at a meeting held on March 26, 2000, unanimously determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company. At this meeting, the Board approved the Offer and


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the Merger and the other transactions contemplated by the Merger Agreement, and approved the Merger Agreement, including for purposes of the "interested stockholder" provisions of the DGCL. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.



BACKGROUND OF THE OFFER; CONTACTS WITH PARENT


    On October 20, 1999, Tucker Anthony Cleary Gull ("Tucker Anthony") made a presentation to the Company regarding long-term strategic planning alternatives, including a sale of the Company and discussed those alternatives on a preliminary basis given the unsolicited proposal that had been received from a potential buyer (the "Potential Buyer").

    On November 9, 1999, the Company retained Tucker Anthony to pursue a possible transaction with the Potential Buyer as well as other potentially interested parties.


    During November and December 1999 at the instruction of the Board of Directors and in consultation with the Company's management, Tucker Anthony contacted the Potential Buyer and other potential strategic acquirors regarding their interest in a possible transaction involving the Company.



    On December 8, 1999, John Johnston, President and Chief Executive Officer of the Company, contacted Jan Eric Larson, President and Chief Executive Officer of Camfil AB ("Camfil") via telephone and informed Mr. Larson that the Company had retained Tucker Anthony to explore strategic alternatives to maximize stockholder value. Mr. Johnston asked Mr. Larson if Camfil would be interested in participating in an auction process. Mr. Larson responded that Camfil would be interested in such an opportunity.



    On December 31, 1999, the Company and Camfil entered into a customary confidentiality and standstill agreement under which the Company would provide Camfil with certain non-public information. The Company also entered into similar confidentiality and standstill agreements with other possible buyers, including the Potential Buyer.


    During the first two weeks in January 2000, the Company made presentations to potential strategic acquirors, including Camfil, regarding the Company's business, operations and projected results of operations. On January 7, 2000, Tucker Anthony, together with the senior management of the Company, including H. Jack Meany, John Johnston, Richard Larson and Stephen Pegg, made a presentation to Jan Eric Larson, Alan O'Connell, Johan Ryrberg and Armando Brunetti of Camfil regarding the Company's business, operations and projected results of operations. The meeting took place in Denver, Colorado.


    On January 25, 2000, Tucker Anthony distributed final bid packages to those parties who had participated in the management presentations. The package of information also included updated financial information regarding the Company's fiscal year 1999 results.



    On February 4, 2000, two parties, including Parent and Camfil together as one of the parties, submitted preliminary non-binding indications of interest. The preliminary non-binding proposal letter of Parent and Camfil indicated that they would be interested in acquiring the Company for a total purchase price of between $102,042,321--$117,997,097, i.e., between $13.50-$15.50 per Share.



    On February 8, 2000, a representative from Tucker Anthony contacted the other party that had submitted a preliminary non-binding indication of interest and indicated that its proposal was too low. After reviewing their valuation work, such other party decided not to raise its offer at that time.


    On February 9, 2000, Tucker Anthony indicated that the Company would not pursue a transaction at the valuation range indicated in the February 4, 2000 non-binding proposal of Parent and Camfil. On or around February 10, 2000, a conference call was held between Parent, Camfil and Tucker Anthony for the purpose of discussing the Company's projections. The relationship between Parent and Camfil was also discussed.

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

    On February 11, 2000, Parent and Camfil submitted an amendment to their non-binding proposal, which amendment increased their non-binding aggregate valuation of the Company, subject to the findings of a due diligence investigation of the Company, to $137,940,567, or $18 per share. In this February 11, 2000 letter, the parties also (i) explained that any acquisition of the Company would be effected by Parent and not by Camfil, and (ii) indicated that they considered the Company's management to be integral to the success of the Company and the acquisition by Parent of the Company would be conditioned on the execution of employment agreements with certain key employees of the Company.



    On February 14, 2000, a representative of Tucker Anthony reviewed a number of items with representatives of Parent and Camfil regarding their February 11, 2000 amendment to their non-binding proposal. On February 15, 2000, Parent and Camfil delivered to Tucker Anthony a final amendment to their non-binding proposal, which amendment confirmed the valuation they had placed on the Company in their February 11, 2000 letter and addressed several due diligence issues raised by a representative of Tucker Anthony, including, among other things, concerns over the financing of the transaction, the identity of the individuals whom the interested parties considered to be key employees, the amount of the break up fee and the identification of the regulatory approvals that would be required to consummate the transaction.



    A representative of Tucker Anthony talked with representatives of Parent on two separate occasions on February 16, 2000 to further clarify Parent's proposal. On February 16, 2000, the other potential buyer submitted a new proposal to acquire the Company at a higher price than was initially indicated, but lower than $17.45 per share.


    On February 17, 2000, in a telephone conference to consider the two proposals, the Board of Directors of the Company, based upon its judgment as to the two formal qualifying proposals received, approved the Company's entering into a letter agreement pursuant to which Parent would obtain a period to conduct its due diligence investigation on an exclusive basis through midnight Friday, March 10, 2000.

    On February 19, 2000, an Exclusive Negotiating Agreement was entered into between the Company and Parent, the term of the exclusive negotiating period thereunder expiring at midnight on March 10, 2000.

    From February 21, 2000, until March 1, 2000, representatives of Parent conducted a due diligence investigation of the Company in Los Angeles. Between February 23, 2000 and February 25, 2000, Mr. Larson and Mr. O'Connell traveled to most of the Company's domestic manufacturing facilities with Mr. Johnston. On February 25, 2000, a representative of Tucker Anthony discussed the status of the due diligence efforts with a representative of Parent.

    On March 4, 2000, a representative of Tucker Anthony discussed with a representative of Parent the Company's desire that the merger agreement not be subject to any "outs," including environmental due diligence. As a result, it was decided that the exclusivity period needed to be extended. Prior to extending the exclusivity period, it was important that any outstanding due diligence issues between Parent and the Company be identified. A conference call between Parent, Camfil, the Company and their respective advisors was conducted on March 6, 2000, regarding, among other things, environmental due diligence issues.

    On March 7, 2000, Mr. Johnston discussed valuation issues with representatives of both Parent and Camfil. During these discussions, Parent indicated that, owing to certain due diligence findings, Parent was no longer willing to pay the $18.00 per Share suggested in the February 11, 2000 amendment to the non-binding proposal. The parties negotiated a tentative valuation for the Company of approximately $17.50 per Share, subject to the outcome of Parent's investigation of its remaining due diligence concerns, which by this time were limited to certain litigation, environmental and real property matters.

    On March 10, 2000, Parent indicated that it needed more time to conduct additional environmental due diligence. On March 10, 2000, the Board of Directors of the Company approved an extension of the

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exclusive negotiating period to permit Parent to complete its due diligence investigation of the Company. By action of the Board of Directors, the exclusivity period was extended through the execution by the Company and Parent of an amendment to the Exclusive Negotiating Agreement, effective as of March 10, 2000, which extended the exclusive negotiating period until midnight on March 25, 2000. It was agreed that the definitive merger agreement could be negotiated over the next two weeks.

    On March 22, 2000, representatives of Parent met with members of the senior management of the Company, including Mr. Johnston, at the Los Angeles offices of Sullivan & Cromwell to discuss employment-related matters. It was determined that the employment agreements already in place for the senior executives of the Company, with the exception of Mr. Johnston and Mr. Meany, were satisfactory and did not require revision prior to the commencement of the Offer.

    On March 23, 2000, representatives of Parent and the Company met to negotiate the definitive Merger Agreement at the Los Angeles (Century City) offices of Counsel to the Company, Gibson, Dunn & Crutcher, LLP. A draft of the Merger Agreement reflecting the negotiations to such date and a draft of Tucker Anthony's fairness opinion were distributed to the members of the Board of Directors of the Company in the early evening. Negotiations continued the following day and included representatives of Parent, Camfil and the Company. Parent and the management of the Company reached an agreement on the acquisition by Parent, through Purchaser, of all of the outstanding Shares of the Company for $17.45 per Share, subject to Board approval. In addition, Mr. Johnston entered into a long term Amended and Restated Employment Continuation Agreement ("Employment Agreement") with the Company, the effective date of the Agreement being the effective date of the Merger. The terms of the Employment Agreement of Mr. Johnston are set forth in Section 11 of the Offer to Purchase and are incorporated herein by reference. A copy of the Employment Agreement is attached as Exhibit (e)(5) hereto. Prior to the conclusion of the negotiations, the Company and Parent executed an agreement that extended the exclusive negotiating period until midnight on March 27, 2000.

    On March 26, 2000, the Board of Directors of the Company met to determine whether or not it was advisable for the Company to enter into the Merger Agreement as negotiated by the Company's management and advisers. The Board of Directors of the Company received presentations from the Company's legal and financial advisors and considered the Offer, the Merger and the Merger Agreement. At the meeting, Tucker Anthony delivered its opinion that, as of such date, and based upon and subject to certain matters and assumptions, the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. After considerable deliberation, including a discussion of Tucker Anthony's fairness opinion, the Board of Directors of the Company determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement. Subsequently, signature pages being held in escrow were released and the Merger Agreement became effective as of March 26, 2000. Also as of March 26, 2000, the individual members of the Board of Directors of the Company each executed an Agreement whereby each member agreed to, among other things, tender his Shares (including any and all options to purchase Shares) into the Offer, subject to a right of withdrawal should the Company receive an offer that is, among other things, more favorable to the Company's stockholders from a financial point of view than the Offer. Finally, Mr. Meany executed an Amendment to his Employment Agreement on March 26, 2000, whereby Mr. Meany agreed to relinquish his duties of Chairman of the Board of Directors of the Company following the Merger and to accept the role of Director of Corporate Development. The terms of the Merger Agreement and the Agreement to Tender Shares are set forth in Section 11 of the Offer to Purchase and are incorporated herein by reference.

    On April 4, 2000, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

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    Copies of the Merger Agreement and the Agreement to Tender Shares have been filed as Exhibits to the Schedule TO filed by Parent with the SEC, and are available for inspection and copying at the principal office of the SEC in the manner set forth in Section 8 of the Offer to Purchase. The foregoing descriptions of these documents are qualified in their entireties by reference to such documents.


REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS


    In reaching its recommendations described above in paragraph (a) of this
Item 4, the Board of Directors considered a number of factors, including the following:


    1. TRANSACTION FINANCIAL TERMS/PREMIUM TO MARKET PRICE. The relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The $17.45 Offer Price and Merger Consideration exceed the highest closing price of the Shares during the twelve-month period preceding the announcement of the Merger Agreement ($11.00) and represent a 47% premium over the closing price of the Shares on the Nasdaq National Market on March 24, 2000 (the last trading day prior to the Board meeting at which the Board of Directors approved the Merger Agreement) and a 67% premium over the 30 day average closing price of the Shares prior to such Board meeting. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.


    2. COMPANY OPERATING AND FINANCIAL CONDITION. The current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which the Company's businesses operate.

    3. STRATEGIC ALTERNATIVES. The presentation of the Company's financial advisor and the Board's review with respect to trends in the industries in which the Company's businesses operate and the strategic alternatives available to the Company, including the Company's alternative to remain an independent public company, the possibility of acquisitions or mergers with other companies in such industries, a break-up or leveraged buy-out of the Company and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives.

    4. TUCKER ANTHONY FAIRNESS OPINION. Presentations from Tucker Anthony and the opinion of Tucker Anthony, dated March 26, 2000, that, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. A copy of the opinion delivered by Tucker Anthony to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by Tucker Anthony in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Board of Directors was aware that Tucker Anthony becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

    5. TIMING OF COMPLETION. The Board of Directors considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer. The Board of Directors also considered the financial condition and business reputation of Parent and the ability of Parent to complete the Offer and Merger in a timely manner.

    6. LIMITED CONDITIONS TO CONSUMMATION. Parent's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition. The Board also

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considered the likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such regulatory approvals.

    7. AUCTION PROCESS. The Board of Directors considered the auction process conducted by Tucker Anthony and the extensive arms-length negotiations between the Company and Parent and the Company and another potential buyer that resulted in the Merger Agreement and the $17.45 per share Offer Price.


    8. ALTERNATIVE TRANSACTIONS. The Board of Directors considered that under the terms of the Merger Agreement, while the Company is prohibited from initiating, soliciting or facilitating acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party who makes a written acquisition proposal if, among other things, the Board determines in good faith, after taking into consideration the advice of its outside legal counsel, that it is likely to be required to do so in order for the Board members to comply with their fiduciary duties under applicable law. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into an alternative transaction, in which more than 50% of the Shares or all or substantially all of the assets of the Company and its Subsidiaries would be acquired, if the Board determines in its good faith judgment (after consultation with its financial advisors) that the alternative transaction is reasonably capable of being completed and is more favorable to the Company's stockholders from a financial point of view than the transactions contemplated hereby, and if the Company pays Parent a $5,360,972.34 termination fee (representing 4% of the Transaction Value (as defined in the Merger Agreement)) plus an expense allowance of $1,000,000. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. The Board of Directors also considered the preliminary contacts that the Company had had with third parties regarding a potential transaction involving the Company, and took into account the views of management and Tucker Anthony as to the likelihood that a third party would be prepared to pay a higher price for the Shares than the consideration offered in the Offer and the Merger in a transaction that could be completed on a timely basis.


    The foregoing includes all material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.


INTENT TO TENDER



    Simultaneously with entering into the Merger Agreement, Parent and Purchaser entered into an Agreement, dated as of March 26, 2000 (the "Tender Agreement"), with Robert Batinovich, Richard P. Bermingham, Dennis R. Brown, Frederick Gerstell, John C. Johnston, John J. Kimes, H. Jack Meany and John A. Sullivan (each a "Director") wherein each Director agreed to tender his Shares (including any and all options to purchase Shares) into the Offer, subject to a right of withdrawal should the Company receive an offer that is, among other things, more favorable to the Company's stockholders from a financial point of view than the Offer.


ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to the terms of a letter agreement, dated November 9, 1999, between Tucker Anthony and the Company (the "Tucker Anthony Engagement Letter"), the Company's Board of Directors retained Tucker Anthony to act as the Company's exclusive financial advisor in connection with the proposed sale of

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the Company. The Board of Directors retained Tucker Anthony based upon Tucker
Anthony's qualifications, experience and expertise. Tucker Anthony is a well-recognized investment banking and advisory firm. Tucker Anthony, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, recapitalizations, and valuations for corporate and other purposes. Additionally, Tucker Anthony has been involved in a number of transactions in the filtration industry.

    In the ordinary course of business, Tucker Anthony and its affiliates may actively trade in the securities of the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Tucker Anthony currently provides research coverage on the Company and makes a market in the Shares on the Nasdaq National Market. Tucker Anthony has never provided investment banking services to the Parent.

    Pursuant to the terms of the Tucker Anthony Engagement Letter, the Company agreed to pay Tucker Anthony a $50,000 retainer ("Retainer Fee") upon signing the Tucker Anthony Engagement Letter and a $200,000 fairness opinion fee ("Fairness Opinion Fee") within three business days after the delivery of the written fairness opinion to the Board of Directors. Tucker Anthony's Fairness Opinion Fee was not contingent upon the content of the opinion or the approval and consummation of the Offer and the Merger. In addition, in the event of a consummation of the Offer and the Merger, Tucker Anthony would earn a transaction fee net of the Retainer Fee and Fairness Opinion Fee equal to approximately $2,100,000. Also, the Company has agreed to reimburse Tucker Anthony for its reasonable out-of-pocket expenses (including the fees and disbursements of its attorneys), and in addition, the Company has also agreed to indemnify Tucker Anthony and certain persons affiliated with Tucker Anthony against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Tucker Anthony's engagement.

    Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

    INFORMATION PROVIDED PURSUANT TO RULE 14F-1 UNDER THE EXCHANGE ACT. The Information Statement attached hereto as Annex B is being furnished to the stockholders of the

Company in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.


    CERTAIN FINANCIAL PROJECTIONS (UNAUDITED). In the course of discussions between representatives of the Company and Parent, the Company provided Parent's representatives with certain projections of future operating performance of the Company prepared by the Company's management (the "Plan Projections"). Such information has been set forth for the limited purpose of giving stockholders access to projections by the Company's management that were available for review by Parent in connection with the Offer.


    The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's or Parent' control, and does not take into account any changes in the Company's operations or capital structure which may result from the Offer and the Merger. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that the Company or any other person who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. None of Parent, the Company or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information, and the Company has made no representations to Parent or Purchaser regarding such information.

                                              YEARS ENDED DECEMBER 31,
                                      -----------------------------------------
                                        2000       2001       2002       2003
                                      --------   --------   --------   --------
                                                   (IN THOUSANDS)
Revenue.............................  $129,666   $152,463   $182,919   $213,690

EBITDA..............................  $ 16,124   $ 22,118   $ 30,984   $ 40,287


    CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS. Certain matters discussed herein, including without limitation, the Plan Projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this Schedule 14D-9 for the limited purpose of giving stockholders access to projections by the Company's management that were made available to Parent. Information was prepared by the Company's management for internal use and not with a view to publication. The foregoing Plan Projections were based on assumptions concerning the Company's operations and business prospects in 2000 through 2003, including the assumption that the Company would continue to operate under the same ownership structure as then existed. The Plan Projections were also based on other revenue, expense and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and contingencies include, but are not limited to: changes in the economic conditions in which the Company operates; greater than anticipated competition or price pressures; new product offerings; better or worse than expected customer growth resulting in the need to expand operations and make capital investments; and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Plan Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Statement only because such information was made available to Parent by the Company. Neither Parent's nor the Company's independent accountants have examined or applied any agreed upon procedures to this information, and, accordingly, assume no responsibility for this information. Neither Parent nor the Company nor any other party assumes any responsibility for the accuracy or validity of the Plan Projections. Neither Parent nor the Company intends to provide any updated information with respect to any forward-looking statements.


    RIGHTS AGREEMENT. Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one half of one Share at a price of $40 per whole Share, subject to adjustment. On the earlier of (1) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Shares or (2) the tenth business day following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the Beneficial Ownership by a person or group of at least 30% of the Shares (the earlier of such dates being the "Distribution Date"), the Rights would become exercisable and trade separately from the Common Stock. After the Distribution Date, each holder of a Right (other than the Acquiring Person) would thereafter have the right to acquire Shares having a market value of two times the exercise price of the Right. The Rights may be redeemed at a price of $0.01 per Right at any time prior to the tenth Business Day following the public announcement that a person has become an Acquiring Person.

    The Company and the Rights Agent under the Rights Agreement amended the Rights Agreement as of March 26, 2000 to provide that (1) so long as the Merger Agreement has not been terminated pursuant to the termination provisions thereof, a Distribution Date will not occur or be deemed to occur, and neither Parent nor the Purchaser will become an Acquiring Person, as a result of the execution, delivery or performance of the Merger Agreement, the announcement, making or consummation of the Offer, the acquisition of Shares pursuant to the Offer or the Merger, the consummation of the Merger or any other transaction contemplated by the Merger Agreement and (2) the Rights will expire immediately prior to the consummation of the Offer.

    CERTAIN LEGAL MATTERS. Except as otherwise disclosed herein, the Company is not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, Parent and Purchaser have stated that it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company's or Parent's business or that certain parts of the Company's or Parent's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for shares is subject to certain conditions, which are set forth in Section 13 of the Offer to Purchase and are incorporated herein by reference.

    The transactions contemplated by the Offer and Merger are or may be subject to a number of applicable laws and regulations, including but not limited to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain foreign laws and regulations, certain regulations of the Federal Reserve Board, certain state takeover laws and regulations and Section 721 of Title VII of the United States Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 ("Exon-Florio"). Information concerning these matters is set forth in Section 15 of the Offer to Purchase and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:


EXHIBIT NO.             DESCRIPTION
-----------             -----------
       (a)(1)           Letter to Stockholders of the Company, dated April 4, 2000.*

       (a)(2)           Opinion of Tucker Anthony Cleary Gull, dated March 26, 2000
                          (included as Annex A to the Statement).*

       (a)(3)           Press Release issued by Parent on March 26, 2000
                          (incorporated herein by reference to press release under cover of Schedule TO filed by Purchaser and Parent on March 27, 2000).

       (a)(4)           The Offer to Purchase dated March 26, 2000 (incorporated
                          herein by reference to Exhibit (a)(1) to the Schedule TO of Parent and the Purchaser filed on April 4, 2000).

       (a)(5)           Letter of Transmittal (incorporated herein by reference to
                          Exhibit (a)(2) to the Schedule TO of Parent and the Purchaser filed on April 4, 2000).

       (a)(6)           Second Amendment to Rights Agreement, dated as of March 26,
                          2000.

       (a)(7)           Audit Committee Charter (included as Annex C to the
                          Statement).*

       (e)(1)           Agreement and Plan of Merger, dated as of March 26, 2000,
                          among Parent, the Purchaser and the Company (incorporated
                          herein by reference to Exhibit (d)(1) to the Schedule TO
                          of Parent and the Purchaser filed on April 4, 2000).

       (e)(2)           The Information Statement of the Company dated April 4, 2000
                          (included as Annex B to the Statement).*

       (e)(3)           Items 10, 11 and 12 of the Annual Report on Form 10-K of
                          Farr Company for the fiscal year ended January 1, 2000, filed by the Company on March 27, 2000.*

       (e)(4)           Agreement to Tender, dated as of March 26, 2000, among
                          Parent, Purchaser and Messrs. Batinovitch, Bermingham,
                          Brown, Gerstell, Johnston, Kimes, Meany and Sullivan
                          (incorporated herein by reference to Exhibit (d)(2) to the
                          Schedule TO of Parent and the Purchaser filed on April 4,
                          2000).

       (e)(5)           Amended and Restated Employment Continuation Agreement,
                          dated as of March 27, 2000, by and between the Company and John C. Johnston.

         (g)            None.


*   Included with the Statement mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       FARR COMPANY

                                                       By:             /s/ STEPHEN E. PEGG
                                                            -----------------------------------------
                                                                         Stephen E. Pegg
                                                              SENIOR VICE PRESIDENT, CHIEF FINANCIAL
                                                                             OFFICER
Dated: April 4, 2000

ANNEX A


                     OPINION OF TUCKER ANTHONY CLEARY GULL


March 26, 2000

Board of Directors
Farr Company
2201 Park Place
El Segundo, CA 90245

Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders (the "Stockholders") of shares of common stock, $0.10 par value per share ("Farr Common Stock"), of Farr Company ("Farr") of the consideration to be received by the Stockholders pursuant to the terms of the draft Agreement and Plan of Merger dated as of March 24, 2000 (the "Merger Agreement") by and among Forvaltnings AB Ratos, a Swedish corporation ("Parent"), Merger Sub, a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Subsidiary"), and Farr. Pursuant to the Merger Agreement, Subsidiary will offer to purchase all of the outstanding Farr Common Stock in a tender offer (the "Tender Offer") and, following completion of the Tender Offer, the Subsidiary will be merged (the "Merger") with and into Farr and Farr will become a wholly-owned subsidiary of Parent. The Tender Offer and the Merger are collectively referred to herein as the "Acquisition."

    Under the Merger Agreement, Subsidiary will offer to purchase all of the issued and outstanding shares of Farr Common Stock in the Tender Offer for $17.45 per share, net to the seller in cash (the "Offer Consideration"). Upon consummation of the Merger, any shares of Farr Common Stock not acquired in the Tender Offer will be converted into the right to receive the Offer Consideration in the Merger.

    In arriving at our opinion, we have reviewed, among other things, the Merger Agreement and certain business and financial information relating to Farr, including certain financial projections, estimates and analyses provided to us by Farr. We have also reviewed and discussed the business and prospects of Farr with representatives of Farr's management. In arriving at our opinion, we have considered (a) certain financial and stock market data relating to Farr and have compared that information to similar data for other publicly held companies in businesses considered to be generally comparable to Farr; (b) certain publicly available information concerning the nature and terms of certain transactions that we believed to be relevant on a comparative basis; (c) an unleveraged, after-tax discounted cash flow analysis of Farr; (d) a leveraged buy out analysis of Farr; (e) a comparison of the purchase price premium to be paid for the Farr Common Stock based on the Offer Consideration to certain other similar-sized acquisitions; (f) a discounted stand-alone trading valuation of Farr; (g) a historical review of Farr's stock market price; and (h) such other information, financial studies and analyses and financial, economic and market criteria as we deemed relevant and appropriate.

    In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. We have not made an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of Farr, nor have we been furnished with any such evaluation or appraisal. With respect to the financial plans, estimates and analyses provided to us by Farr, we have assumed, with your permission, that all such information was

Farr Company
March 26, 2000
Page 2

reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Farr as to future financial performance and was based upon the historical performance of Farr and certain estimates and assumptions which were reasonable at the time made. Finally, we have assumed that the executed Merger Agreement will be in the same form as the draft Merger Agreement reviewed by us, and that the Tender Offer and the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material term or condition, and that obtaining any necessary regulatory or third party approval for the Tender Offer and the Merger will not have an adverse effect on the Company. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

    We have not been requested to evaluate the reasonableness, adequacy, or feasibility of Parent's plans for financing the Acquisition and this opinion assumes that Parent has, or at closing will have, financing adequate to complete the Acquisition in accordance with the Merger Agreement.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration to be received by the Stockholders in the Tender Offer and the subsequent Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Stockholders.

    We are acting as financial advisor to the Board of Directors of Farr in this transaction pursuant to an engagement letter dated November 9, 1999. Under the engagement letter, we are entitled to a retainer from Farr, an additional fee for our services, payable upon delivery of this opinion to Farr's Board of Directors, a success fee payable at the closing of the Acquisition and an incentive fee payable based on the Offer Consideration. Our fee for this opinion is not contingent upon the contents of this opinion or the approval and consummation of the Acquisition. In addition, Farr has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. Farr has also agreed to reimburse us for our reasonable and properly documented expenses incurred in connection with the performance of its services under the engagement letter.

    Tucker Anthony Cleary Gull ("Tucker Anthony") provides research coverage on Farr. In the ordinary course of business, we also actively trade the Farr Common Stock for our own account and for the accounts of our customers (including Farr) and, accordingly, may at any time hold a long or short position in the Farr Common Stock. We currently make a market in the Farr Common Stock on the Nasdaq National Market.

    This opinion is for the use and benefit of the Board of Directors of Farr and is rendered to the Board of Directors of Farr in connection with its consideration of the Acquisition. We are not making any recommendation regarding whether or not it is advisable for Stockholders to tender their shares of Farr Common Stock in the Tender Offer. We have not been requested to opine as to, and our opinion does not in any manner address, Farr's underlying business decision to proceed with or consummate the Acquisition (or whether stockholders should vote in favor of the Merger).

Very truly yours,

/s/ Tucker Anthony Cleary Gull

TUCKER ANTHONY CLEARY GULL

ANNEX B

                                  FARR COMPANY
                                2201 PARK PLACE
                              EL SEGUNDO, CA 90245

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about April 4, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Farr Company (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Forvaltnings AB Ratos (publ.), a Swedish corporation ("Parent") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On March 26, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Ratos Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Parent, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $0.10 per share, of the Company (the "Common Stock") and the associated common share purchase rights (the shares of Common Stock and any associated common share purchase rights are referred to in this Statement as the "Shares"), at a price per Share of $17.45, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated April 4, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Parent and the Purchaser with the Securities and Exchange Commission (the "Commission") on April 4, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Parent, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive $17.45 in cash or any greater amount per Share paid pursuant to the Offer.

    The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the Commission on April 4, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, the Purchaser or the Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on April 4, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, May 1, 2000, unless the Purchaser extends it.

                                    GENERAL


    The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on March 24, 2000, there were 7,294,519 shares of Common Stock outstanding of which Parent and the Purchaser own no shares as of the date hereof.


               RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, Parent will be entitled to designate such number of directors (the "Parent Designees") on the Board of Directors, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding.

    The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board of Directors or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable the Parent Designees to be elected to the Board and, subject to Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Parent Designees to be so elected. At such time, the Company will, if requested by Parent, also cause directors designated by Parent to constitute at least the same percentage (rounded up to the next whole number) of each committee of the Board of Directors as is on the Board of Directors.

    Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not employees of the Company.


    The Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any position with, the Company. Parent has advised the Company that, to the best of Parent's knowledge, except as set forth below, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent and the Company that have been described in the Schedule TO or the Statement.



    The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Parent Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years and each occupation refers to employment with Parent. Each such person is a citizen of Sweden, and the business address of each person listed below is c/o Forvaltnings AB Ratos, Drottninggatan 2, SE-111 96, Stockholm, Sweden. The information contained in this Information Statement concerning Parent Designees has been furnished to the Company by Parent and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
NAME                          MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                     ------------------------------------------------------------
Arne Karlsson..........  PRESENT PRINCIPAL OCCUPATIONS:
                         Chief Executive Officer of Forvaltnings AB Ratos (since
                         January 1, 1999).

                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS:
                         Chief Analyst, Atle AB (private equity firm) (1993-1998);
                         Managing Director of Atle Mergers & Acquisitions AB (private equity firm) (1996-1998).

Thomas Mossberg........  PRESENT PRINCIPAL OCCUPATIONS:
                         Executive Vice President of Directors, Forvaltnings AB Ratos
                         (since 1988).

                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS:
                         Employed by Forvaltnings AB Ratos since 1977.

Bo Jungner.............  PRESENT PRINCIPAL OCCUPATIONS:
                         Senior Investment Manager of Forvaltnings AB Ratos (since
                         1998).

                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS:
                         Employed by Brummer & Partners (investment bank)
                         (1996-1998); SEB Enskilda Securities (1983-1996).

                                STOCK OWNERSHIP

COMMON STOCK OWNERSHIP BY 5% STOCKHOLDERS, OFFICERS, AND DIRECTORS

    Information is set forth in Item 12 of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (and such information is incorporated herein by reference) concerning the Common Stock ownership (1) for each person or group known by the Company to beneficially own more than 5% of the Common Stock as of March 15, 2000; and (2) for each director of the Company, the executive officers named in the Summary Compensation Tables referred to below, and all of the directors and executive officers of the Company as a group, in each case as of March 25, 2000.

                               BOARD OF DIRECTORS

TERMS OF DIRECTORS

    Information with respect to the directors of the Company is set forth in
Item 10 of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and is incorporated herein by reference.

DIRECTOR COMPENSATION

    Directors who are not employees of the Company were paid an annual retainer of $12,000 and $700 for each Board and committee meeting attended. Committee chairmen were paid $1,000 for each committee meeting attended. Directors who are employees of the Company are not paid for attending Board of Directors or committee meetings.

    On January 22, 1991, the Board of Directors adopted the 1991 Stock Option Plan for Non-Employee Directors (the "Director Plan"). On September 12, 1995, the Board of Directors adopted the Second Amendment to the Director Plan, which amendment was approved by the stockholders at the 1996 Annual Meeting of Stockholders. The Second Amendment to the Director Plan increased the number of shares subject to the plan from 108,000 to 225,000 and extended the duration of the Director Plan from 1995 to

2001, among other things. Pursuant to the Director Plan, each non-employee director of the Company is automatically granted, on an annual basis, an option to purchase 4,500 shares of Common Stock. The price for each option granted under the Director Plan is the greater of (a) the fair market value of the Common Stock on the date of grant or (b) the minimum legal consideration necessary for the issuance of such shares. Under the Director Plan, as of March 1, 2000, the Company had granted options to purchase shares of Common Stock to the following directors: options for 18,000 shares to Mr. Meany, options for 27,000 shares to Mr. Batinovich, options for 40,500 shares to Mr. Bermingham, options for 22,500 shares to Mr. Kimes, options for 18,000 shares to Mr. Sullivan, options for 13,500 shares to Mr. Brown and options for 9,000 shares to Mr. Gerstell.

    In 1980, the Board of Directors adopted a deferred compensation plan pursuant to which directors may elect to defer all or a portion of their directors' fees.

    1999 BOARD MEETINGS

    The Board of Directors held 7 meetings during 1999. During 1999, all directors attended at least 75% of the meetings of the Board of Directors and committees on which he served and which were held while a sitting director except Messrs. Kimes and Bermingham, who attended five of the seven Board meetings.

    Among the committees of the Board of Directors are an Executive Committee, an Audit Committee and a Compensation Committee. The Board of Directors does not have a standing Nominating Committee.

    EXECUTIVE COMMITTEE

    The Executive Committee is comprised of Messrs. Meany (Chairman), Johnston and Bermingham. The purpose of the Executive Committee is to expedite the decision making process of the Board of Directors. The Executive Committee held two meetings in 1999.

    AUDIT COMMITTEE

    The Audit Committee, which is comprised of Messrs. Bermingham (Chairman), Sullivan and Kimes, held one meeting in 1999. The functions performed by the Audit Committee include:

    - recommending to the Board independent accountants to serve the Company for the ensuing year,

    - reviewing with the independent accountants and management the scope and results of audits,

    - assuring that the independent accountants act independently,

    - reviewing and approving any substantial change in the Company's accounting policies and practices,

    - reviewing with management and the independent accountants the adequacy of the Company's system of internal controls,

    - reviewing the Company's annual proxy statement, and

    - reviewing non-audit professional services provided by the independent accountants and the range of audit and non-audit fees.

    To help ensure the independence of the audit, the Audit Committee consults separately and jointly with the independent accountants and management. The Board of Directors adopted a written charter for the Audit Committee, a copy of which is attached as Exhibit (e)(2) to the Schedule 14D-9 to which this Information Statement is annexed.

    COMPENSATION COMMITTEE

    The Compensation Committee, which is comprised of Messrs. Batinovich (Chairman), Brown and Gerstell, held two meetings in 1999. The functions performed by the Compensation Committee include:

    - reviewing management's recommendations as to grants of stock options to key employees,

    - the hiring of outside consultants to study and report on the competitiveness of the Company's compensation to its officers and

    - the setting of executive compensation levels.

    COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership (Forms 3, 4 and 5) with the SEC. Officers, directors and greater-than-ten-percent holders are required to furnish the Company with copies of all such forms which they file.

    To the Company's knowledge, based solely on its review of such reports or written representations from certain reporting persons, the Company believes that during its fiscal year ended January 1, 2000, all filing requirements applicable to its officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were complied with.

    CORPORATE GOVERNANCE

    The Board of Directors has adopted two policies which are significant steps toward further enhancement of the Company's corporate governance.


    No less than once per year the Board of Directors selects at least three employees of the Company from below the Senior Vice President level for an off-the-record interview from which officers are excluded. The purpose of this interview is to gain input from the lower-level employees as to their opinions of how well the Company is being managed and answer any questions Board members may have regarding the Company from the employees' point of view.



    A second policy of significance to sound corporate governance regards the role of outside consultants who provide data and analyses to the Board and make recommendations pertaining to executive pay and benefits. Under this policy all officers and employees of the Company are excluded from both the selection and the hiring of the consultants and from receiving information and reports directly from the consultants. This is beneficial because it removes the consultant from any position of risk of having a conflict of interest and it assures the Board of Directors that the consultant is working only to the committee's instructions. A further explanation of the application of this policy can be found in the Compensation Committee Report contained herein.


                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

    The Summary Compensation Table setting forth the compensation earned by the Company's Chief Executive Officer and the four other most highly compensated officers whose cash compensation for the fiscal year ended January 1, 2000 exceeded $100,000 (collectively, the "Named Officers"), is set forth in Item 11 of the Company's Annual Report on Form 10-K for the fiscal year ended
January 1, 2000 and is incorporated herein by reference.

OPTION/SAR GRANTS IN 1999

    Information with respect to grants of options by the Company to the Named Officers in 1999 is set forth in Item 11 of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and is incorporated herein by reference.

AGGREGATED OPTION/SAR EXERCISES IN 1999 AND YEAR-END OPTION/SAR VALUES


    Information with respect to exercised and unexercised options and year-end option vales, in each case with respect to options to purchase shares of Common Stock held as of January 1, 2000 is set forth in Item 11 of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and is incorporated herein by reference.


TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS


    The Company has entered into change of control agreements with Messrs. Richard Larson, Steve Pegg and John Vissers. These agreeements are intended to provide for continuity of employment in the event of a change in control as defined by the agreements, including the following events: (i) any person or persons acquires "beneficial ownership" (within the meaning of Rule 13d-3, as promulgated under section 13(d) of the Securities Exchange Act of 1934, as amended of securities of the Company representing 50 percent or more of the combined Voting Power, of the Company's securities; (ii) certain changes occur in the composition of the Board of Directors; or (iii) the stockholders of the Company approve a merger, consolidation, share exchange, division, sale or other disposition of all or substantially all of the assets of the Company ("Corporate Event"), as a result of which the shareholders of the Company immediately prior to such Corporate Event shall not hold, directly or indirectly, immediately following such Corporate Event, a majority of the Voting Power of (x) in the case of a merger or consolidation, the surviving or resulting corporation, (y) in the case of a share exchange, the acquiring corporation or (z) in the case of a division or a sale or other disposition of assets, each surviving, resulting or acquiring corporation which, immediately following the relevant Corporate Event, holds more than 10 percent of the consolidated assets of the Company immediately prior to such Event.



    An Amended and Restated Employment Continuation Agreement was entered into as of March 27, 2000, effective as of the effective time of the Merger, by and between Mr. John C. Johnston and the Company, the terms of which are set forth in Section 11 of the Offer to Purchase and incorporated herein by reference and a copy of which is attached as Exhibit (e)(5) to the Schedule 14D-9 to which this Information Statement is annexed.

                         COMPENSATION COMMITTEE REPORT

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the Compensation Committee in the fiscal year ended
January 1, 2000 were Messrs. Batinovich (Chairman), Brown and Gerstell, each of whom is a non-employee director and none of whom has any direct or indirect material interest in or relationship with the Company (outside of his position as director). To the Company's knowledge, there were no interrelationships involving members of the Compensation Committee or other directors of the Company requiring disclosure herein.

REPORT ON ANNUAL COMPENSATION OF EXECUTIVE OFFICERS

    The report of the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.

                                    * * * *

    The policy of the Compensation Committee is to establish compensation levels for the Chief Executive Officer and the other officers reflecting both (i) the Company's overall performance and (ii) the executive's contribution to the growth and profitability of the Company. The Compensation Committee determines the appropriate executive compensation levels that it believes will allow the Company to attract and retain qualified executives.

    The Compensation Committee retains the services of an outside consultant who is recruited, selected and retained solely by the Compensation Committee, acting entirely independently of and without direction from management.

    The consultant provides reports and information on a confidential basis to the Compensation Committee. No reports or other information are provided to management by the consultant other than by direction of the Compensation Committee, at its sole discretion. No files or records of the consultant's reports or work papers are kept by management or in the Company's files except at the specific direction of the Chairman of the Compensation Committee and only for specific documents or information.

    The consultant's assignment is to use available current salary data for companies of comparable size in manufacturing and related businesses, and make comparative evaluations of salaries, incentive compensation and perquisites. To facilitate this process, the Company provides to the consultant the value of all options existing at the beginning of the year for each individual officer along with a comparison of the value of all options existing at the end of the year and any gain on options exercised during the year. This information is included in the consultant's report to the Compensation Committee. Such information as is reasonably available which may be of value to the Compensation Committee in its deliberations is also provided by the consultant. Specific recommendations are made by the consultant to the Compensation Committee, if and when requested by the Committee.

    The scope of the work to be performed and the fees and costs for such work are determined between the consultant and the Chairman of the Compensation Committee for each assignment. This is normally once each year, but may include other work or at other times, as required by the Compensation Committee. The positions covered are determined by the Compensation Committee and are the entire officer staff as then-existing, and may include planned positions.

    The Compensation Committee considers recommendations from the Chief Executive Officer in determining the compensation of the other executive officers. Compensation levels are generally based on the Company's overall performance, particularly in the areas of sales and earnings. Such performance is typically measured by comparing the Company's operating plan for the year versus actual achievement of that plan. In determining compensation levels, the Compensation Committee also considers qualitative factors such as new product development, organizational improvements and other factors considered vital to the Company's success in meeting its long-term sales growth and profit objectives. The Compensation Committee also focuses on each officer's area of responsibility and contribution in helping to reach Company objectives.

    A major part of the compensation of each officer is base salary. Upon its review of the Company's operating plan measured against actual achievement, the Compensation Committee establishes the salary levels for executives and awards bonuses. The Compensation Committee considers data from the outside compensation consultant and also considers the practices of various industry groups. Such industry groups generally include companies in the same industry as the Company as well as companies of comparable size in other industries. The Compensation Committee believes that the Company's overall executive compensation levels are generally in line with the compensation levels at other companies studied by the Compensation Committee. This is made up of base salaries, which are slightly lower, and incentive compensation, which is generally higher, than the average of the comparable companies studied.

    In February 1996, Mr. Meany became Chairman and Chief Executive Officer of the Company (Mr. Meany resigned as Chief Executive Officer on February 16,
1999). Previously, Mr. Meany was Chairman, President and Chief Executive Officer of the Company from April 1994 to February 1996. Prior to April 1994, Mr. Meany served as a non-employee director of the Company. At Mr. Meany's request, and as set by the Compensation Committee, Mr. Meany received an annual base salary of $1.00 from April 1994 to February 1996. The Compensation Committee in July 1996 then re-established Mr. Meany's base salary retroactively at $246,000 per year, effective April 1994. In addition, Mr. Meany became retroactively eligible to participate in the Company's Management Incentive Plan. Mr. Meany's base salary and incentive compensation levels were determined by the Compensation Committee through reference to the base salaries and total compensation being paid to chief executives of comparable manufacturing and other business companies, along with the Company's performance and Mr. Meany's ability to build and maintain a strong management team, capable of meeting the Company plan on a consistent basis. As the Company's new Chief Executive Officer, Mr. Johnston's compensation levels will be determined in a similar fashion.

    Officers are eligible to receive bonuses under the Company's Management Incentive Plan. Under this plan, bonuses are based on the Company achieving profits above a minimum return on assets and certain income levels. Based on 1999 operating results, corporate performance exceeded the minimum return on assets and certain income levels, thereby providing for bonuses to be awarded to management. The Compensation Committee also retains the discretion to award bonuses based on corporate or individual performance.

    The Compensation Committee annually considers grants of stock options for employees; determines the recipients for such options; and the number of options to be granted to each recipient. The purpose of the stock option program is to provide incentives to the Company's management and other personnel to maximize stockholder value. The option program also utilizes vesting periods to encourage employees to continue in the employ of the Company. The aggregate number of options granted to an employee is based on the responsibilities of the employee, the historic levels of option awards granted to other employees, the appropriate incentive level for purposes of achieving the objectives set for the option plan and the potential dilution effect of additional options to the overall earnings per share. In 1999, the Compensation Committee granted options to four of the Named Officers (as set forth in the option-grant table referred to above) and to two other employees.

                                          ROBERT BATINOVICH (Chairman)
                                          DENIS R. BROWN
                                          A. FREDERICK GERSTELL

                               PERFORMANCE GRAPH

    The following graph compares cumulative stockholder return on the Common Stock for the five-year period beginning January 1, 1995, and ending
December 31, 1999, as measured against (i) the Standard & Poor's 500 Stock Index ("S&P 500 Index") and (ii) the Standard & Poor's Waste Management Index (formerly the Standard & Poor's Pollution Control Index) ("S&P Waste Management Index").

    The cumulative total return shown on the stock performance graph indicates historical results only and is not necessarily indicative of future results. Each line of the stock performance graph assumes that $100 was invested in the Company's Common Stock and in the respective indices on January 1, 1995. The graph then tracks the value of these investments, assuming reinvestment of dividends, through December 31, 1999. Stockholders are cautioned against drawing any conclusions from the data contained therein, as past performance is no guarantee of future results.


             COMPARISON OF CUMULATIVE TOTAL RETURN OF FARR COMPANY,
                S&P 500 INDEX AND THE S&P WASTE MANAGEMENT INDEX


EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

       FARR COMPANY  S&P WASTE MANAGEMENT INDEX  S&P 500 INDEX
12/94       $100.00                     $100.00        $100.00
12/95       $130.60                     $127.99        $137.58
12/96       $271.40                     $134.68        $169.18
12/97       $367.15                     $106.77        $225.61
12/98       $371.56                     $170.78        $290.09
12/99       $357.80                      $66.30        $346.73

       EXHIBIT
       NUMBER                                   DESCRIPTION
       -------                                  -----------
           1            Items 10, 11 and 12 of the Annual Report on Form 10-K of
                        Farr Company for the fiscal year ended January 1, 2000,
                        filed by the Company on March 27, 2000.

                                                                       EXHIBIT 1



     ITEMS 10, 11 AND 12 OF THE ANNUAL REPORT ON FORM 10-K OF FARR COMPANY
                   FOR THE FISCAL YEAR ENDED JANUARY 1, 2000


ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

    In accordance with the Company's Bylaws, the Board of Directors is divided into three classes (two classes consisting of three directors and one class consisting of two directors). Three directors are to be elected at the Annual Meeting, each of whom will serve until the 2003 Annual Meeting or until their respective successors shall have been elected or appointed.

    Although the Board of Directors expects that each of the nominees will be available to serve as a director, in the event any of them should become unavailable prior to the Annual Meeting, the proxy will be voted for a nominee or nominees designated by the Board of Directors, or the number of directors may be reduced accordingly. However, the proxy cannot be voted for a greater number of persons than the number of nominees designated by the Board of Directors.

                                 2000 NOMINEES

                                                  PRINCIPAL BUSINESS EXPERIENCE DURING PAST 5 YEARS   DIRECTOR
NAME                                     AGE               AND CERTAIN OTHER DIRECTORSHIPS             SINCE
----                                   --------   --------------------------------------------------  --------
Denis R. Brown.......................     59      President and Chief Executive Officer and a           1997
                                                  Director of Pinkerton, Inc. since April 1994, a
                                                  leading supplier of global security solutions;
                                                  Director, CalMat Co. since January 1997.

John J. Kimes........................     56      President and Chief Executive Officer of              1995
                                                  Computerized Security Systems since 1988, a
                                                  manufacturer of electronic and mechancial lock
                                                  hardware and systems.

H. Jack Meany........................     76      Chairman of the Board since April 1994; Chief         1976
                                                  Excutive Officer of the Company from February 1996
                                                  to February 1999; President and Chief Executive
                                                  Officer of the Company from April 1994 to February
                                                  1996; Director, APS Inc. since 1990; Director,
                                                  ESI, Inc. since 1980.

                              CONTINUING DIRECTORS

                                                  PRINCIPAL BUSINESS EXPERIENCE DURING PAST 5 YEARS AND   DIRECTOR     TERM
NAME                                     AGE                   CERTAIN OTHER DIRECTORSHIPS                 SINCE     EXPIRES
----                                   --------   ------------------------------------------------------  --------   --------
Robert Batinovich....................     63      Chairman and Chief Executive Officer of Glenborough       1994       2001
                                                  Realty Trust Incorporated since 1996, a real estate
                                                  investment company; President and majority owner of
                                                  Glenborough Corporation since 1978.

Richard P. Bermingham................  60...      Chairman of Bermingham Investment Company since 1997;     1990       2002
                                                  Vice Chairman of American Golf Corporation, a golf
                                                  course management company, from 1994 to 1997.

                                                  PRINCIPAL BUSINESS EXPERIENCE DURING PAST 5 YEARS AND   DIRECTOR     TERM
NAME                                     AGE                   CERTAIN OTHER DIRECTORSHIPS                 SINCE     EXPIRES
----                                   --------   ------------------------------------------------------  --------   --------
A. Frederick Gerstell................  62...      Vice Chairman, Director and Consultant of Vulcan          1998       2001
                                                  Materials Company since January 1999; Chairman and
                                                  Chief Executive Officer of CalMat Co., a producer of
                                                  construction materials, from 1996 to January 1999;
                                                  Chairman, President, Chief Executive Officer and Chief
                                                  Operating Officer of CalMat from 1991 to 1996;
                                                  Director, Ameron, Inc., since 1997; Director and Vice
                                                  Chairman of the National Stone Association since 1997.

John C. Johnston.....................     56      President and Chief Executive Officer of the Company      1996       2002
                                                  since February 1999; President and Chief Operating
                                                  Officer of the Company from February 1996 to February
                                                  1999; Senior Vice President of the Company from
                                                  January 1995 to February 1996; President of Easton
                                                  Aluminum, Inc. an atheletic equipment manufacturer,
                                                  from 1986 to December 1994.

John A. Sullivan.....................     45      Investments Advisor of Relational Investors, LLC since    1996       2002
                                                  1998; Financial Consultant with Batchelder &
                                                  Partners, Inc., from May 1996 to March 1998; Senior
                                                  Vice President of The Seidler Companies Incorporated
                                                  from August 1993 to April 1996; Director, American
                                                  Coin Merchandising, Inc. since October 1995.

ITEM 11. EXECUTIVE COMPENSATION

    The following table shows the compensation earned by the Company's Chief Executive Officer and the four other most highly compensated officers whose cash compensation for the fiscal year ended January 1, 2000 exceeded $100,000 (collectively, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                                                                COMPENSATION
                                                                                ------------
                                                        ANNUAL COMPENSATION        AWARDS
                                                       ----------------------   ------------
                                                                                 SECURITIES     ALL OTHER
                                                                                 UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION                   YEAR     SALARY ($)   BONUS ($)   OPTIONS (#)       ($)(1)
---------------------------                 --------   ----------   ---------   ------------   ------------
H. Jack Meany.............................    1999       187,615      82,729       250,000        21,688(3)
  Chairman of the Board (2)                   1998       246,002     203,307             0        23,546(3)
                                              1997       246,002     247,834             0        25,829(3)

John C. Johnston..........................    1999       195,500     119,804        15,000        18,881(4)
  President and Chief Executive               1998       170,000     112,397        22,500        13,187(4)
  Officer (2)                                 1997       170,000     137,013        30,000        14,522(4)

Richard Larson............................    1999       147,500      56,493         5,000        13,962(6)
  Executive Vice President (5)                1998       140,000      57,851        22,500        59,065(6)
                                              1997        72,693      36,617        15,000        30,728(6)

Steve Pegg................................    1999       124,000      49,600         5,000        16,987(8)
  Senior Vice President and Chief             1998        50,077      20,031        20,000        18,090(8)
  Financial Officer (7)

Myron Rasmussen...........................    1999       117,393      25,179             0        15,945(9)
  Vice President                              1998       117,393      27,165             0        16,613(9)
                                              1997       117,393      33,115             0        18,090(9)

------------------------

(1) Excludes compensation in the form of perquisites and other personal benefits that do not exceed the lesser of (i) $50,000 or (ii) 10% of the total annual salary and bonus reported for each year.

(2) Effective February 16, 1999, Mr. Meany resigned from the position of the Company's Chief Executive Officer, though he still serves the Company as its Chairman of the Board and remains an officer of the Company. Effective the same date, Mr. Johnston, who previously served as President and Chief Operating Officer, assumed the role of President and Chief Executive Officer of the Company.

(3) Consists of contributions by the Company under its Supplemental Executive Savings Plan and 401(k) Retirement Plan (collectively, the "Retirement Plans") except in 1999 that included $2,301 of certain life insurance premiums paid on behalf of Mr. Meany.

(4) In 1999, consists of $15,731 of contributions by the Company under the Retirement Plans and $3,150 of certain life insurance premiums paid on behalf of Mr. Johnston. In 1998, consists of $9,002 of contributions by the Company under the Retirement Plans and $4,185 of certain life insurance premiums paid on behalf of Mr. Johnston. In 1997, consists of $11,666 of contributions by the Company under the Retirement Plans and $2,856 of certain life insurance premiums paid on behalf of Mr. Johnston.

(5) Mr. Larson's employment with the Company commenced in June 1997.

(6) In 1999, consists of $12,652 of contributions by the Company under the retirement Plans and $1,310 of certain life insurance premiums paid on behalf of Mr. Larson. In 1998, consists of $47,662 for reimbursement of relocation costs, $6,517 of contributions by the Company under the Retirement Plans and $800 of certain life insurance premiums paid on behalf of Mr. Larson. In 1997, includes $27,180 for reimbursement of relocation costs and $770 of certain life insurance premiums paid on behalf of Mr. Larson.

(7) Mr. Pegg's employment with the Company commenced in August 1998.

(8) In 1999, consists of $10,389 for reimbursement for relocation cost, $6,150 of contributions by the Company under the Retirement Plans and $448 of certain life insurance premiums paid on behalf of Mr. Pegg. In 1998, consists of $2,850 for reimbursement of relocation costs and $140 of certain life insurance premiums paid on behalf of Mr. Pegg.

(9) In 1999, consists of $11,057 of contributions by the Company under the Retirement Plans and $ ,000 of certain life insurance premiums paid on behalf of Mr. Rasmussen. In 1998, consists of $10,084 of contributions by the Company under the Retirement Plans and $6,529 of certain life insurance premiums paid on behalf of Mr. Rasmussen. In 1997, consists of $11,130 of contributions by the Company under the Retirement Plans and $6,960 of certain life insurance premiums paid on behalf of Mr. Rasmussen.

                       OPTION GRANTS IN LAST FISCAL YEAR

    Shown below is information concerning grants of options by the Company to the Named Officers in 1999:

                                                                                   POTENTIAL REALIZABLE VALUE
                                                                                        AT ASSUMED ANNUAL
                             NUMBER OF      % OF TOTAL                                   RATES OF STOCK
                            SECURITIES       OPTIONS                                   PRICE APPRECIATION
                            UNDERLYING      GRANTED TO    EXERCISE                     FOR OPTION TERM (2)
                              OPTIONS      EMPLOYEES IN     PRICE     EXPIRATION   ---------------------------
NAME                       GRANTED(#)(1)   FISCAL YEAR    ($/SHARE)      DATE           5%            10%
----                       -------------   ------------   ---------   ----------   ------------   ------------
H. Jack Meany............     250,000          86.5%        $9.50       2/16/09     $1,493,624     $3,785,138

John C. Johnston.........      15,000           5.2%        $9.50       2/16/09     $   89,617     $  227,108

Richard Larson...........       5,000           1.7%        $9.50       2/16/09     $   29,872     $   75,703

Steve Pegg...............       5,000           1.7%        $9.50       2/16/09     $   29,872     $   75,703

------------------------

(1) Such options were granted on February 16, 1999 with an exercise price equal to the closing sale price of the Common Stock as reported on the Nasdaq National Market on such date.

(2) The 5% and 10% assumed rates of appreciation are specified under the rules of the SEC and do not represent the Company's estimate or projection of the future price of the Common Stock. The actual value, if any, which a Named Officer may realize upon the exercise of stock options will be based upon the difference between the market price of the Common Stock on the date of exercise and the exercise price.

            STOCK OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES



    The following table sets forth for the Named Officers information with respect to exercised and unexercised options and year-end option values, in each case with respect to options to purchase shares of Common Stock held as of January 1, 2000.


                                                                                     VALUE OF UNEXERCISED IN-THE-
                                             SHARES       NUMBER OF UNEXERCISED         MONEY OPTIONS AT FY-END
                               ACQUIRED      VALUE        OPTIONS AT FY-END (#)                 ($) (1)
                                  ON        REALIZED   ---------------------------   -----------------------------
NAME                         EXERCISE (#)     ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                         ------------   --------   -----------   -------------   ------------   --------------
H. Jack Meany(2) ..........         0            --      268,000            --          178,500             --

John C. Johnston...........         0            --      119,625        46,875          771,500         30,000

Richard Larson.............         0            --       13,125        29,375               --          1,250

Steve Pegg.................         0            --        5,000        20,000               --          3,125

Myron G. Rasmussen.........     1,406        $6,452       34,313            --          201,422             --

------------------------

(1) Calculated based on the closing price of the Company's Common Stock ($9.75 per share) as reported on the Nasdaq National Market on January 1, 2000.

(2) Mr. Meany holds options to purchase 18,000 shares of Common Stock that were granted pursuant to the Director Plan for his services to the Company as a non-employee director.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information as of March 15, 2000 with respect to shares of the Common Stock which are held by persons known to the Company to be beneficial owners of more than 5% of the Common Stock. For purposes of this proxy statement, beneficial ownership of securities is defined in accordance with the rules of the SEC and means generally the power to vote or dispose of securities, regardless of any economic interest therein.

                                                                                         AMOUNT AND
                                                                                          NATURE OF
NAME AND ADDRESS OF BENEFICIAL OWNER                      BENEFICIAL OWNERSHIP       PERCENT OF CLASS(1)
------------------------------------                      --------------------       -------------------
Wellington Management Company, LLP......................        693,150(2)                   9.5%
  75 State Street
  Boston, Massachusetts 02109

Fleet Boston Corporation................................        553,375(3)                   7.6%
  One Federal Street
  Boston, Massachusetts 02110

DimensionalFund Advisors, Inc...........................        423,985(4)                   5.8%
  1299 Ocean Ave, 11th Floor
  Santa Monica, CA 90401

Reed Conner & Birdwell, Inc.............................        375,060(5)                   5.2%
  11111 Santa Monica Boulevard, Suite 1700 Los Angeles,
  California 90025

------------------------

(1) Based on 7,278,207 shares of Common Stock outstanding as of March 15, 2000 (not including 1,635,445 shares held in treasury).

(2) Based on information contained in a Schedule 13G/A filed with the SEC on February 4, 2000.

(3) Based on information contained in a Schedule 13G filed with the SEC on February 14, 2000.

(4) Based on information contained in a Schedule 13G/A filed with the SEC on January 24, 2000.

(5) Based on information contained in a Schedule 13G/A filed with the SEC on February 14, 2000.

                            OWNERSHIP BY MANAGEMENT

    The following table sets forth as of March 15, 2000 information with respect to the beneficial ownership of the Common Stock by each director, each Named Officer (as defined below) and by all of the Company's directors and executive officers as a group:

                                                                                  SHARES        PERCENT
                                                                               BENEFICIALLY       OF
NAME OF BENEFICIAL OWNER                               POSITION                OWNED(1)(2)    CLASS(1)(3)
------------------------                 ------------------------------------  ------------   -----------
H. Jack Meany..........................  Chairman of the Board                     480,975        6.4%

Robert Batinovich......................  Director                                  252,000        3.4%

Richard P. Bermingham..................  Director                                   46,125          *

Denis R. Brown.........................  Director                                   24,000          *

John J. Kimes..........................  Director                                   24,000          *

John A. Sullivan.......................  Director                                   26,550          *

A. Frederick Gerstell..................  Director                                   13,500          *

John C. Johnston.......................  President and Chief Executive             138,699        1.9%
                                         Officer, Director

Richard Larson.........................  Executive Vice President                   20,000          *

Stephen Pegg...........................  Senior Vice President                      31,250          *

Myron G. Rasmussen.....................  Vice President                             43,758          *

Directors and Executive Officers as a
  group (11 persons)...................                                          1,100,857       14.0%

------------------------

*   = Less than 1%.

(1) Based on 7,278,207 shares of Common Stock outstanding as of March 15, 2000 (not including 1,635,445 shares held in treasury). Shares shown as beneficially owned are those as to which the named persons possess sole voting and investment power. However, under California law, personal property owned by a married person may be community property that either spouse may manage and control. The Company does not have any information as to whether any shares shown in this table are subject to California community property law.

(2) Includes shares purchasable within 60 days upon exercise of outstanding stock options as follows: H.J. Meany, 268,000; R. Batinovich, 27,000; R.P. Bermingham, 40,500; D. Brown, 13,500; J.J. Kimes, 22,500; J. Sullivan, 18,000; A.F. Gerstell, 9,000; J. Johnston, 136,500; R. Larson, 20,000; M.G.
    Rasmussen, 16,312; Steve Pegg, 6,250; and all Directors and Executives Officers as a group, 577,562.

(3) For purposes of computing the percentages, the number of shares of Common Stock outstanding includes shares purchasable by such individual or group within 60 days upon exercise of outstanding stock options.

ANNEX C

                            AUDIT COMMITTEE CHARTER

    MEMBERS. The Audit Committee is appointed annually to serve at the pleasure of the Board. The Committee will be composed of three or more "outside" Directors.

The Chairman of the Committee will be appointed by the Board and will preside at all meetings of the Committee. If not present, the senior outside Director shall preside at all meetings of the Committee.

The Chief Financial Officer of the Company is the Secretary of the Committee. Minutes of the meetings are to be prepared and following approval by the Committee, sent to Committee members and Directors who are not members of the Committee.

    MEETINGS. The Audit Committee is to hold regular meetings at least two times per year, once at the beginning and once at the end of the normal audit cycle. Special meetings may be held at such times as the Committee Chairman may request.

    QUORUM. For the transaction of business at any meeting of the Committee, two members shall constitute a quorum.

    AUTHORITY. The Audit Committee is granted the authority to investigate any activity of the Company and its subsidiaries. All employees are directed to cooperate as requested by members of the Committee. The Committee is empowered to retain persons having special competency as necessary to assist the Committee in fulfilling its responsibility. The Committee may recommend a special audit in event of unusual circumstances to be conducted by independent accountants or internal auditors. The Committee may require the attendance of the independent accountants and/ or any of the internal audit staff at meetings of the Committee and to direct either to furnish reports and information to the Committee.

    RESPONSIBILITIES:

    Recommend to the Board the selection of independent accountants for the ensuing year including proposed fees.

    Review and approve scope of the independent accountants audit activity based on reports concerning evaluation of internal controls and procedures.

    Instruct the independent accountants and internal auditors to communicate directly with the committee and each other at all times.

    Particularly the following:

       (a) Any matter which in their judgment the accountants have not resolved with management

       (b) Any defalcation

       (c) Lack of cooperation with any level of management

    Review the results of internal audit activities

    Review internal audit budget and staffing level

    During the year, consult with management and the independent public accountants on matters related to the annual audit, the published financial statements and the accounting principles and auditing procedures being applied. Determine if changes in accounting and financial reporting practices or other unusual events may have a significant impact on published financial statements.

    Meet with the independent accountants after year end to discuss the results of their examination and submit to the Board of Directors any recommendations requiring Board approval.

    To monitor compliance with the Foreign Corrupt Practices Act and the Company's policies on ethical business practices and report same to the Board of Directors annually.

    The Committee should meet regularly with the Company's General Counsel and outside counsel when appropriate, to discuss legal matters that may have a significant impact on the Company's financial statements.

    Review the findings of internal auditors and independent accountants from the annual audit and interim work, including comments on controls and procedures. Review management responses relating to recommended changes in controls and/or accounting procedures.

                                      C-2